CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is:

FibroBiologics Inc.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

Phone: (281) 671-5150

Rule 83 Confidential Treatment Request

January 16, 2024

By Secured Electronic Transmission and Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Cindy Polynice
Joe McCann
Tracie Mariner
Angela Connell

Re:	FibroBiologics Inc.
Registration Statement on Form S-1
File Number: 333-275361
CIK No. 0001958777

Ladies and Gentlemen:

We are submitting this letter on behalf of FibroBiologics Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-275361) initially filed on November 7, 2023 (the “Registration Statement”). The purpose of this letter is to respond to Comment 27 of the Staff’s letter of June 23, 2023, regarding the Registration Statement. For your convenience, your original comment appears in bold text, followed by our response.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

Financial Statements, page F-1

Note 11- Share-based Compensation, page F-14

27. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of its common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of its common stock and the estimated offering price for its direct listing on the Nasdaq Global Market, or Nasdaq.

The Company advises the Staff that the Company effected a 1-for-4 reverse stock split on October 31, 2013 (the “Reverse Stock Split”). The Company has reflected the Reverse Stock Split in the Registration Statement. Accordingly, all numbers of shares and per share values in this letter are presented on a post-split retroactive basis to reflect the Reverse Stock Split.

Preliminary Direct Listing Current Reference Price Range

The Company advises the Staff that it has preliminarily estimated a direct listing Current Reference Price1 in a range of approximately $[***] to $[***] per share (the “Price Range”) for its direct listing. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful direct listing, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in a direct listing, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of Maxim Group LLC, the Company’s financial advisor (“Advisor”). Among the factors that were considered in estimating the Price Range were the following:

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	the Company’s financial position and prospects;

●	progress and stage of development of the Company’s products and brand;

1 Once our Advisor (defined below) has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with Nasdaq rules. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

●	an analysis of the typical valuation ranges seen in recent direct listings and initial public offering (“IPO”) for comparable companies in the Company’s industry;

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	an assumption that there would be a receptive public trading market for the Company’s brand name;

●	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company; and

●	the recent performance of direct listings and IPOs of companies in the industry in which the Company operates.

The actual Current Reference Price will not be set until the first day of trading of the Company’s common stock on Nasdaq, and remains subject to change based on developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual Current Reference Price will be within the Price Range.

Summary of Recent Equity Awards

The table below is a list of the options to purchase shares of our common stock granted to our Board of Directors (“Board”), Scientific Advisory Board members and employees in September 2022 and February 2023:

Grant Date	Class of Grantees	Number of Shares of Common Stock Granted	Exercise Price	Estimated Fair Value Per Share of Common Stock	Grant Date Fair Value Per Option
9/26/2022	Board of Directors	25,000	$3.28	$3.28	$2.56
9/26/2022	Scientific Advisory Board	56,250	$3.28	$3.28	$2.64 to $2.68
9/26/2022	Employees	20,000	$3.28	$3.28	$2.64 to $2.68
2/17/2023	Board of Directors	926,500	$2.28	$2.28	$1.80
2/17/2023	Employees	2,763,250	$2.28	$2.28	$1.80

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

Summary of Recent Equity Issuances Prior to the Direct Listing

In December 2022, we issued an aggregate of the equivalent of 381,658 shares of Series B Preferred Stock to investors in a private placement, at a price of the equivalent of $6.76 per share as to the equivalent of 318,049 shares, with the remaining equivalent of 63,609 shares being bonus shares.

From February 2023 through April 2023, we issued an aggregate of the equivalent of 890,310 shares of Series B Preferred Stock to investors in a Regulation Crowdfunding offering, at a price of the equivalent of $6.76 per share as to the equivalent of 724,937 shares, with the remaining equivalent of 143,225 shares and equivalent of 22,148 shares being bonus shares and commission payment shares, respectively.

In March and April 2023, we issued the equivalent of 1,680,084 shares of Series B Preferred Stock to investors in private placements, at a price of the equivalent of $6.76 per share as to the equivalent of 1,527,349 shares, with the remaining equivalent of 152,735 shares being bonus shares.

In April 2023 through September 2023, we issued the equivalent of 74,922 shares of Series B-1 Preferred Stock to investors in a private placement, at prices ranging from the equivalent of $18.00 to the equivalent of $20.00 per share as to the equivalent of 64,070 shares, with the remaining equivalent of 10,852 shares being bonus shares. In connection with a portion of such private placement of our Series B-1 Preferred Stock, we also agreed to issue warrants, exercisable for a period of three years from our Direct Listing, to purchase an aggregate of the equivalent of an aggregate of 8,890 shares of our common stock at an exercise price of the equivalent of $20.00 per share. In November 2023, the Company issued a total of 14,859 additional shares and 1,431 additional warrants to investors who subscribed to purchase shares of Series B-1 Preferred Stock at a price per share that exceeded the reference price per share expected in the Direct Listing. The net effect of issuing additional shares and warrants to Series B-1 investors was to issue the shares at the reference price per share expected in the direct listing plus any incentives in bonus shares and/or warrants they would have received for buying shares prior to the direct listing without the liquidity of publicly traded shares.

Determining the Fair Value of Common Stock Prior to the Direct Listing for Stock Option Grants

As there has been no public market for the Company’s common stock to date, the estimated fair value of our common stock was determined by the Board, with input from the Company’s management, based on common stock valuations prepared by an independent valuation firm (the “Independent Valuation Firm”), meeting the requirements of Section 409A (“Section 409A”) of the United States Tax Code (the “Code”), for tax planning and financial reporting purposes in recognition of Section 409A and FASB Accounting Standards Codification Topic 718 – Stock Compensation (“ASC 718”). The analysis used to prepare the valuations was prepared following the guidance of the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Guide”).

Specifically, the option grants described in the table above which took place on September 26, 2022 (the “2022 Options”), were based on a common stock valuation prepared for the purposes of Section 409A and ASC 718, by the Independent Valuation Firm, dated September 22, 2022 (with a valuation date of August 18, 2022) (the “2022 Valuation”). Pursuant to the 2022 Valuation, the Independent Valuation Firm opined that the fair market value of a share of the Company’s common stock on a non-marketable, minority basis as of August 18, 2022, was $3.28 per share, which the Board of Directors determined was still the fair value of one share of the Company’s common stock on September 26, 2022, the date the 2022 Options were granted.

The option grants described in the table above which took place on February 17, 2023 (the “2023 Options”, and together with the 2022 Options, the “Options”), were based on a common stock valuation prepared for the purposes of Section 409A and ASC 718, by the Independent Valuation Firm, dated February 2, 2023 (with a valuation date of January 21, 2023)(the “2023 Valuation” and together with the 2022 Valuation, the “409A Valuations”). Pursuant to the 2023 Valuation, the Independent Valuation Firm opined that the fair market value of a share of the Company’s common stock on a non-marketable, minority basis as of January 21, 2023, was $2.28 per share, which the Board of Directors determined was still the fair value of one share of the Company’s common stock on February 17, 2023, the date the 2023 Options were granted.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

The 409A Valuations were based on, among other things, a marketability discount and valuation methodology as discussed in greater detail below.

Marketability Discount

In determining the estimated fair value of common stock on the date of a grant, it is appropriate to consider that the security may not be freely tradeable in the public markets. The estimated fair value of the common stock of the Company on September 26, 2022 and February 17, 2023, therefore, reflects a discount for lack of marketability (“DLOM”), which considers that the Company is a closely held entity with a diversified shareholder base and is partially based on the anticipated likelihood and timing of a future liquidity event for the subject shares.

Section 409A regulations provide a presumption of reasonableness to valuations of stock that are not publicly traded and are issued “as of a date that is no more than 12 months before the relevant transaction to which the valuation is applied (for example, the date of grant of a stock option)”, unless a material event occurs that would affect such valuation. The Options were each granted within a short period of time (39 days for the 2022 Options and 27 days for the 2023 Options) from the effective dates of the third-party 409A Valuations, which the Company believes meets the safe harbor set forth in Section 409A, as to the Company’s good faith belief, that the 409A Valuations meet the requirements of Section 401(a)(28)(C) of the Code.

Description of Valuation Methodologies

Historically, the Company has issued equity-based awards in the form of option awards. The fair values of the option awards were estimated based on the date of grant using a Black-Scholes pricing model, which uses as inputs the fair value of the Company’s common stock and assumptions the Company makes for the volatility of its common stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of the Company’s stock options and the Company’s expected dividend yield. The sections captioned “Stock-Based Compensation” and “Common Stock Valuations”, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” in the Registration Statement, include a detailed explanation of the factors considered by the Company in determining the fair value of its common stock.

Given the absence of a public trading market for the Company’s common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation,” the estimated fair value of the Company has been determined by its Board as of the date of each grant, with input from management, as well as the Board’s assessment of objective and subjective factors that it believed were relevant based on the information known to the Company and the Board on the date of such grant. Such factors include the Company’s recent issuances and sales of its preferred stock and the superior rights, preferences and privileges of its preferred stock relative to the common stock at the time of each grant (where applicable), periodic independent third-party valuations of the Company’s common stock (as discussed herein), operating and financial performance, the lack of liquidity of the Company’s capital stock and general and industry-specific economic outlook, among other factors, to determine the best estimate of the fair value of the Company’s shares of common stock at each grant date.

With respect to the 2022 Valuation, the Independent Valuation Firm considered (1) the Market Approach – Subject Company Transaction Method; however, given there were no recent equity transactions near the valuation date, the Subject Company Transactions Method was not used; (2) the Market Approach - Guideline Public Company Method and the Market Approach - Guideline M&A Transaction Method; however, given the Company’s lack of meaningful financial statistics to which valuation multiples could be applied, indications from other methods were considered more appropriate for high-growth, early stage companies, and the Guideline Public Company Method and Guideline M&A Transaction Method were not used; (3) the Income Approach: Discounted Cash Flow; however, as long-term financial projections were not available, the Independent Valuation Firm determined that this method would not produce a reliance indication of value; and (4) the Asset Approach; however, the Independent Valuation Firm determined that such approach would not accurately represent the going concern value of the Company.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

Instead, for the 2022 Valuation, the Independent Valuation Firm used the probability-weighted expected return method (“PWERM”), as the PWERM method becomes more meaningful once an exit outcome, such as the Company’s proposed direct listing, becomes discernible. The PWERM method was utilized in the 2022 Valuation, with a 25% weight assigned to the probability that the proposed going public transaction would be completed. From there, the value of the Company was calculated using the Market Approach – Guideline IPO Transaction Method, and assigned to an option-pricing method (Black-Scholes). The Guideline IPO Transaction Method was determined by the Independent Valuation Firm to be the most applicable method for determining the Company’s value because the Company lacks meaningful financial statistics to apply valuation multiples to, does not have long term projections of cash flows, and at the time had no recent equity security transactions. The Guideline IPO Transaction Method utilizes recent IPOs of comparable companies to estimate a future value of the Company, which is then discounted to a present value. A pre-money enterprise value is selected based on the subject Company’s stage of development, financial position, and qualitative business factors relative to publicly traded peers. The inputs for the option pricing model were: adjusted market value of invested capital $198,900,000; risk-free interest rate 3.220%; selected asset volatility 100.00%; and probability weighted time to exit 2.00 years.

With respect to the 2023 Valuation, the Independent Valuation Firm considered (1) the Market Approach - Guideline Public Company Method and the Market Approach - Guideline M&A Transaction Method; however, the Guideline M&A Transaction Method was not used, as the Independent Valuation Firm determined that the Subject Transaction Method was considered a more relevant indicator of value; (2) the Income Approach: Discounted Cash Flow; however, as the Independent Valuation Firm determined that the Subject Transaction Method was considered a more relevant indicator of value; and (4) the Asset Approach; however, the Independent Valuation Firm determined that such approach would not accurately represent the going concern value of the Company.

Instead, for the 2023 Valuation, the Independent Valuation Firm determined the value of the Company, for the purposes of a Black-Scholes option-pricing model, using the Market Approach – Subject Company Transaction Method. Specifically, the Independent Valuation Firm calculated the implied total value of the Company, accounting for all share class rights and preferences, as of the date of the latest financing in accordance with the Subject Company Transaction Method. In order to determine the value of the Company’s common shares, the Company’s then most recently closed round of financing was used, whereby the Company sold shares of Series B Preferred Stock for $6.76 per share in December 2022. The total equity value implied by this transaction was then applied in the context of an option pricing model to determine the value of each class of the Company’s shares. The inputs for the option pricing model were: adjusted market value of invested capital $155,136,000; risk-free interest rate 4.140%; selected asset volatility 80.00%; and probability weighted time to exit 2.00 years.

At each grant date, management also evaluated any recent events and their potential impact on the estimated fair value per share of the common shares. For grants made on dates for which there was no contemporaneous independent third-party valuation, management determined the fair value of the common shares on the date of grant taking into consideration the immediately preceding valuation report, as well as other pertinent information available to the Company at the time of the grant.

Once a public trading market for the Company’s common stock has been established in connection with the completion of the direct listing, it will no longer be necessary for the Company’s Board to estimate the fair value of our common stock in connection with the Company’s accounting for granted stock options and other such awards the Company may grant, as the fair value of the Company’s common stock will be determined based on the quoted market price of our common stock.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

Determining the Fair Value Prior to the Direct Listing for Stock Issuances

As there has been no public market for the Company’s common stock to date, the estimated fair value of the company was determined by the Board, with input from the Company’s management, based on common stock valuations prepared by an independent valuation firm (the “Independent Valuation Firm”), Two valuations were completed by the Independent Valuation firm, including an October 2022 valuation and an August 2023 valuation.

With respect to the October 2022 valuation, the Independent Valuation Firm conducted its valuation for purposes of internal strategic planning for a potential SPAC acquisition and utilized the Market Approach. The Market Approach allows the valuator to determine the value of a subject interest based on the market value of similar interests or assets that are listed publicly or have been sold. The market approach assumes that a buyer will pay a similar price for a similar asset on the market as compared to previous similar transactions. This approach is usually accomplished by comparing the subject business to publicly traded companies that are comparable, or by analyzing actual transactions that have occurred of similar business being sold. The valuator may also consider previous transactions of similar ownership interest of the subject company, if any.

The October 2022 valuation was based upon the market capitalization of 15 comparable pre-revenue companies as of October 5, 2022. No discounts for lack of control or lack of marketability/liquidity were applied, and no adjustments were made for above or below average assessments of a) the size of opportunity, b) strength of team, c) product/technology, d) sales channels/opportunities, e) competition, or e) need for additional funds. The estimated fair value was in the range of $720 million to $880 million. This valuation was considered in determining the $6.76 per share used for the offerings of Series B Preferred Stock. It was also considered later in determining the $20 per share used for the initial offering of Series B-1 Preferred Stock.

The August 2023 valuation was completed in accordance with ‘The National Association of Certified Valuators and Analysts’ Professional Standards as well as the Statement on Standards for Valuation Services (SSVS) of the American Institute of Certified Public Accountants. This valuation was performed solely to assist with a direct listing on the NASDAQ and the standard of value used was the Fair Market Value. This valuation report is dated August 15, 2023. Fair Market Value is the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts. The estimated fair value of equity was $586 million, or $18.08 per share. This August 2023 valuation was considered in determining the $18.00 per share used for the later offering of Series B-1 Preferred Stock.

Comparison of Most Recent Valuation and the Price Range

The Price Range was not derived using a formal determination of fair value but was determined based on discussions between us and Advisor. The Current Reference Price, for which the Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

Among the factors that were considered in setting the Price Range described above at a greater valuation than the equity awards and issuances discussed above, were the following:

1.	Since the equity awards were granted as discussed above, we have expanded our business operations including leasing lab facilities from University of Houston, and raised sufficient capital to support our ongoing operations through December 31, 2024;

2.	Since the equity awards were granted as discussed above, we have added five research scientists to our team, completed wound healing studies, initiated studies in rats to determine mechanism of action for fibroblasts in treating multiple sclerosis, and expanded our early-stage research in thymic involution reversal and psoriasis indications;

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

3.	Since the equity awards were granted as discussed above, we have made capital investments in laboratory equipment to facilitate our ongoing research and expanded capabilities in cell manufacturing;

4.	The Company’s preferred shares currently have substantial economic rights and preferences over its common shares. Following the direct listing, the outstanding Series A Preferred Stock will be cancelled, and the outstanding Series B Preferred Stock and Series B-1 Preferred Stock will convert into shares of common stock, thus eliminating the superior rights and preferences of such preferred shares as compared to common shares;

5.	The Price Range takes into account the fact that the Company’s common stock will be liquid, as it will be trading on the Nasdaq Global Market, instead of illiquid, as it was at the time of the equity awards discussed above, since at the time of the grants the Company was a private company. The Company respectfully submits that the DLOM of 25% and 35% for the 2022 Valuation and 2023 Valuation, respectively, are reasonable and appropriate given the Company’s progress since those dates and the prospects for a liquidity event, which did not account for a potential going public event; and

6.

The Price Range reflects the fact that investors may be willing to purchase shares in the direct listing at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Additionally, the reasons for the difference between the valuation of our common stock in our recent private placements and the estimated Current Reference Price include the following:

●	Share price volatility for small/mid cap companies’ public offerings have made it difficult for prospective investors to assess the rapidly changing value of those stocks, which could potentially impact the Company and its stock price;

●	At the time of our private placement offerings, the direct listing had not been (and is still not) approved by the SEC or Nasdaq, which adds uncertainty to investors’ assessment of the likelihood of a successfully completed direct listing;

●	The significant reduction of the number of IPOs being brought to market in 2023 and 2022, compared to 2021, has eliminated many investors from consideration of private placement investment opportunities, leading to in some cases greatly reduced valuations for those issuers, like the Company, which continued to seek capital despite the challenges of the current funding environment; and

●	In addition, the anticipated Price Range for our direct listing necessarily assumes that the direct listing has occurred and that a public market for shares of the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock in all prior valuations.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com

CONFIDENTIAL TREATMENT REQUESTED

BY FIBROBIOLOGICS INC.: FIBR-0001

Further, the Company expects to accrue as a result of becoming publicly traded through the direct listing: (i) an anticipated improved ability of the Company to raise capital through the sale of equity and debt securities going forward and at a lower expected cost of capital and with reduced borrowing costs, each as a result of being a publicly traded company; and (ii) the expected increased attractiveness of the Company’s common stock as a currency to raise capital, to compensate employees and for other strategic transactions.

In light of the above, we respectfully submit that the difference between the per share fair values used as the basis for determining share-based compensation, our recent private placements and the Price Range, are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company believes that the fair values determined by the Company’s Board for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s Board to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. As discussed above, given the progress towards the direct listing, the Company used a fair value for its common stock that was equal to the value implied by the 409A Valuations which were prepared close in time to those grants.

*    *    *

If you have any questions or require additional information, please contact us at (281) 671-5150.

455 E. Medical Center Blvd.

Suite 300

Houston, TX 77598

(281) 671-5150

www.Fibrobiologics.com